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                             November 3, 2021

       David G. Jemmett
       Chief Executive Officer
       Cerberus Cyber Sentinel Corporation
       6900 E Camelback Road, Suite 240
       Scottsdale, AZ 85251

                                                        Re: Cerberus Cyber
Sentinel Corporation
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted October
28, 2021
                                                            CIK No. 0001777319

       Dear Mr. Jemmett:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              David R. Earhart